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Filed by World Access, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies:  STAR Telecommunications, Inc. and
Communications TeleSystems International d/b/a WorldxChange Communications
Form S-4 Registration Statement File No. 333-37750

TelDaFax AG
Form S-4 Registration Statement File No. 333-44864

                  WORLD ACCESS COMPLETES WORLDXCHANGE TRANSACTION

Atlanta, Georgia - December 19, 2000 - WORLD ACCESS, INC. (NASDAQ: WAXS) announced today that it has completed its acquisition of Communication TeleSystems International d/b/a WorldxChange Communications ("WorldxChange"). WorldxChange adds a substantial base of retail revenue in key European markets, including Germany, United Kingdom, Netherlands and Belgium. Most importantly, WorldxChange contributes back office, billing and customer support systems capable of handling all the needs of World Access' expanding European retail business. The integration of WorldxChange has been underway since early summer and is expected to be completed in the first quarter.

John D. Phillips, Chairman and Chief Executive Officer of World Access, said, "We are very pleased to have finally closed this transaction, which we regard as critically important to our plans to be a leader in enhanced retail telecommunications services throughout Europe. With integration underway, we can look forward to numerous benefits and synergies in the first quarter of 2000. We are already enjoying the advantages of WorldxChange's superior systems, which we have successfully rolled out for our carrier business and most of our European retail businesses."

About World Access
World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including Facilicom International, which operates a Pan-European long distance network and carries traffic for approximately 200 carrier customers, and NETnet, with retail sales operations in 9 European countries. NETnet's services include long distance, internet access and mobile services. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.




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This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties which may cause actual results to differ materially. These risks include: potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new service offerings; the potential termination of certain service agreements or the inability to enter into additional service agreements; and other risks described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, as amended, and the Company's Registration Statements on Forms S-3 (No. 333-79097) and S-4 (No. 333-37750 and 333-44864), all of which are incorporated by reference into this press release.

World Access and STAR have filed a joint proxy statement/prospectus and other relevant documents concerning the STAR merger and the WorldxChange merger with the United States SEC. Additionally, World Access has filed a proxy statement/prospectus and other relevant documents concerning the TelDaFax transactions with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov <http://www.sec.gov>. In addition, documents filed with the SEC by World Access will be available free of charge by writing to Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, GA, 30326, or by telephone request to 404-231-2025. Documents filed by STAR can be obtained by writing to Investor Relations, STAR Telecommunications, Santa Barbara, CA, 93101, or by telephone request at 805-899-1962.

The participants, as defined in Instruction 3 to Item 4 of Schedule 14(A) in the solicitation of proxies from the World Access stockholders for the approval of the merger include World Access and Walter J. Burmeister, Kirby
J. Campbell, Brian Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru A. Sedwick, and Lawrence C. Tucker, each a director of World Access. Please see World Access' Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000, for a description of the World Access security holdings of each of the World Access directors.


World Access Contact:        Michele Wolf
(404-231-2025)                     V.P. of Investor Relations
http://www.waxs.com





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